Exhibit 28(a)

CERTIFICATE OF TRUST

OF

DOUBLELINE FUNDS TRUST

This Certificate of Trust of DoubleLine Funds Trust, a statutory trust (the “Trust”), which proposes to register under the Investment Company Act of 1940, as amended (the “1940 Act”), filed in accordance with the provisions of the Delaware Statutory Trust Act (12 Del. Code §§ 3801 et seq.), sets forth the following:

First: The name of the Trust is DoubleLine Funds Trust.

Second: As required by 12 Del. Code § 3807(b), the name and business address of the Trust’s registered agent for service of process and the address of the Trust’s registered office in the State of Delaware are:

Corporation Service Company

2711 Centerville Road, Suite 400

Wilmington, Delaware 19808

Third: The nature of the business or purpose or purposes of the Trust as set forth in its governing instrument is to conduct, operate and carry on the business of a management investment company registered under the 1940 Act through one or more series of shares of beneficial interest, investing primarily in securities.

Fourth: Notice is given, pursuant to 12 Del. Code § 3804, that the Trust has or may establish one or more designated series as provided in 12 Del. Code § 3806(b)(2), and that separate and distinct records shall be maintained for such series and the assets associated with each such series shall be held in such separate and distinct records (directly or indirectly, including through a nominee or otherwise) and accounted for in such separate and distinct records separately from the assets of the Trust or any other series, and that the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to a particular series shall be enforceable against the assets of such series only, and not against the assets of the Trust generally or any other series thereof, and, unless otherwise provided in the governing instrument, none of the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to the Trust generally or any other series thereof shall be enforceable against the assets of such series.

Fifth: The trustees of the Trust, as set forth in its governing instrument, reserve the right to amend, alter, change or repeal any provision contained in this Certificate of Trust, in any manner now or hereafter prescribed by statute.

Sixth: This Certificate of Trust shall become effective immediately upon its filing with the Office of the Secretary of State of the State of Delaware.

IN WITNESS WHEREOF, the undersigned, being the initial trustees of DoubleLine Funds Trust, have duly executed this Certificate of Trust as of this 11th day of January, 2010.

/s/ Jeffrey E. Gundlach
Jeffrey E. Gundlach, as Trustee and not individually

/s/ Philip A. Barach
Philip A. Barach, as Trustee and not individually